1699 King St. • Suite 400
Enfield, CT. 06082
Phone: 860-758-7325
Fax: 860-758-7302

September 20, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. John Cash

RE:                          STR Holdings, Inc.

Form 10-Q for the Quarterly

Period Ended June 30, 2012

File No. 1-34529

Dear Mr. Cash:

STR Holdings, Inc. (the “Company”) appreciates the Staff’s review of our Form 10-Q for the quarterly period ended June 30, 2012 (the “2012 Second Quarter 10-Q”).  Set forth below in bold are comments in the Staff’s comment letter of September 7, 2012 to the Company’s 2012 Second Quarter 10-Q.  Immediately following each of the Staff’s comments is the Company’s response to that comment and the proposed disclosure changes for subsequent filings, including our next Form 10-Q.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Impairment Analysis, page 16

1.                                      We note your disclosures regarding testing long-lived assets for impairment.  Please revise future filings, including your next Form 10-Q, to disclose and discuss the most significant assumptions you used to determine the undiscounted cash flows you compared to the carrying values of your long-lived assets and the amounts of percentages by which your estimated undiscounted cash flows exceeded the carrying values of each material asset category.  Please specifically explain if and how your assumptions took into account the recent and significant declines in sales, that began during the third quarter of 2011 and have continued and exacerbated through the second quarter of 2012.  Also, in regard to your intangible assets, we noted the following disclosures:

•                  “the decline in volume for both the three and six months ended June 30, 2012 was the result of losing market share”;

•                  “our legacy encapsulant’s formulations are highly complex and have not performed optimally with certain module manufacturers located in China”; and

•                  “we are in the process of introducing our next generation encapsulant formulation.”

Please specifically explain and address if and how these factors were considered and, to the extent applicable, how they impacted your impairment analyses of customer relationships, trademarks, and proprietary technology.  Please provide us your proposed disclosure with your response.

To begin, the Company believes it is beneficial to provide the Staff with the following background of its definite-lived intangible assets and its current operating environment.

Definite-Lived Intangible Assets

The Company was acquired in June 2007 by DLJ Merchant Banking Partners. At the time of acquisition, the Company performed purchase accounting and determined the fair value of the assets and liabilities acquired.  The Company engaged a third-party valuation firm to assist in determining the fair value and estimating the useful lives of intangible assets.  As part of purchase accounting, the Company identified three intangible assets: trademarks, proprietary technology and customer relationships.

The Company’s trademarks include the STR® and Photocap® trademarks. The Company has used these registered trademarks for over 30 years.

The proprietary technology is comprised of the Company’s manufacturing extrusion process and chemical formulations. These technologies are not patented, but treated as trade secrets and vigorously protected. Our extrusion process enables our encapsulants to achieve high dimensional stability in our customers’ production process, which reduces their costs. The higher dimensional stability reduces shrinkage during lamination and saves our customers from manufacturing defects in their production of solar modules.  It also enables our customers to laminate at higher temperatures and to operate production lines faster to generate increased throughput.  Our encapsulants’ high dimensional stability is a result of several processes that prevent or remove residual stress during extrusion. Regarding the benefits of our chemical formulations, our products have excellent photo-thermal stability — or said another way, they remain clear and flexible for decades in the field — which is critical, as light must pass through it to reach the encapsulated solar cells and be converted to electricity. Polymeric materials as a class tend to degrade when exposed to ultraviolet light and heat. Since solar encapsulants are directly exposed to sunlight, their degradation and subsequent discoloration can compromise module power output and become a limiting factor for the useful life of the assembly. Many of our customers offer 20 to 25-year power performance warranties on their modules, meaning very little encapsulant degradation can be tolerated.  Our formulations prevent degradation, as our encapsulant remains clear throughout the life of the module. Our products have performed in the field for over 30 years with no reported failures.

The customer relationships were valued based on the Company’s customer list at the date of acquisition, adjusted for future attrition.

Current Operating Environment

The Company has always possessed strong market share in Europe and North America and has commanded a price premium relative to its competitors.  Prior to the third quarter of 2011, we experienced strong sales volume growth.  In fact, net sales for the first six months of 2011 exceeded the corresponding 2010 period. In 2010, our net sales increased 73% compared to 2009. We sell to many of the leading module manufacturers and our encapsulants can be used in any of the prevailing solar module technologies, whether it be thin-film or crystalline silicon.

During 2012 and 2011, global module production continued a rapid shift to China.  Certain Chinese module manufacturers have grown at a significant pace and module price competition has intensified. At the same time, the industry’s production capacity continued to increase, driving a critical supply and demand imbalance. These industry factors have caused pricing pressure throughout the solar supply chain, including encapsulants.  As a result, the Company has reduced prices to partner with its existing customers and to help attract new ones. In addition, the excess capacity and low profitability of many solar module manufacturers has reduced the perceived value proposition that our legacy encapsulant formulations provide in relation to long-term clarity and increased throughput.  In these cases, certain module manufacturers do not currently require improved throughput due to excess capacity and are more focused on price in the short term to reduce operating losses. Based upon these events, the Company believes its price premium has been reduced.

The Company has been successful in China, just not to the extent we have been in western markets. For example, we currently sell to one of the largest module manufacturers in the world who is based in China and has been a long-standing customer.  Our encapsulants have worked well in their production process, and we have other Chinese customers as well.  However, other large Chinese module manufacturers, who have grown rapidly and gained market share from many of our western customers, are not currently using our products. We have been aggressively trying to win market share with these prospective customers over the past few years, but our legacy formulations have failed internal qualification tests.  Our highly engineered products were formulated for manufacturing processes and equipment prevailing in North America and Europe. In certain cases, it took us a number of years to adapt these formulations for use in China, often against the backdrop of changing requirements and increased sophistication of our competitors. In relation to the prospective Chinese customers, our encapsulants have not always been compatible with other unique chemistry and raw materials that exist in their modules, or with the more manual production approach and lamination equipment typically employed in Chinese factories.  As such, the majority of our share loss has been driven by our inability to successfully qualify our encapsulant for these potential customers who are displacing many of our existing western customers.

Although we have also lost some share with existing customers, it is not to the same extent as described above. In one case, we lost a portion of one customer’s share due to a competitive encapsulant, as disclosed in our 2012 Second Quarter 10-Q under “Item 1A. —Risk Factors” on page

33 and in the MD&A. However, we continue to maintain a large proportion of this customer’s encapsulant requirements at the moment. We expect further competition in the encapsulant market.

Based upon these market challenges, we have been aggressively increasing our R&D efforts, including the recent opening of our 20,000 square foot laboratory. We believe that our next generation encapsulant is able to accommodate higher manufacturing process variation — and therefore, will qualify at the top Chinese module prospects - and still includes the benefits of our legacy technology as well as additional features.  This formulation was specifically engineered for the unique requirements of the Chinese market; however, it can be sold in western markets as well.  It is important to note that this product is not a replacement of our existing technology, rather an improvement of our base technology to include additional attributes demanded by current market conditions.  Our next generation encapsulants can incorporate our new, high-light transmission properties, which enable more light to penetrate the encapsulant and provide a 1% increase in power on a relative basis (a third-party test laboratory has verified these results). We believe our next generation encapsulant also possesses superior resistance to potential induced degradation (PID), which is a key attribute being demanded by the marketplace. We believe these new attributes, coupled with our legacy formulations’ benefits of increased throughput and long-term performance, will enable us to provide a strong value proposition to the marketplace resulting in an increase in sales to new and existing customers. We have performed extensive internal testing on this product and it has passed many of the internal customer qualification tests that our products had failed in the past. It is noteworthy that our ability to vet our new products internally is now substantially better than it has ever been, giving us increased confidence in being able to craft winning encapsulants and to better predict the outcome of prospective customer evaluations. Our new encapsulant is currently being sampled by over 10 existing and prospective large customers and is in late-stage testing with a number of them. Damp heat testing, for example, can take up to 2,000 hours depending upon the specific customer requirements. Once damp heat testing is completed, external qualification will be required, which can take an additional three months. It is important to note that it is rare to fail external qualification after having passed internal customer qualification.  The Company expects to obtain the damp heat results from many of its existing and prospective customers in the fourth quarter of 2012 and early 2013.  At that point, we expect to begin our ramp of commercial sales of this product. The amount and timing will vary by customer. If we are successful with this product launch, we believe our sales volumes will increase significantly from current levels.

We expect our 2012 sales performance to remain sluggish.  However, we expect to gain traction with new customers in 2013 and expect continued strong unit growth in the solar industry as new, sustainable markets unfold as the price of solar energy continues to decline rapidly. As such, we expect sales for our encapsulant to return to growth again in 2013 and beyond. Our long-lived asset impairment assessment considered the above factors.

The Staff made reference to our disclosure “our legacy encapsulant’s formulations are highly complex and have not performed optimally with certain module manufacturers located in China”.   As discussed above, this disclosure pertains to certain prospective Chinese customers and not our existing Chinese customer base. We currently do not have any material quality problems with our encapsulants in the field with existing customers.  Based upon this, we have not included any further disclosure on this comment in the impairment section. Rather, we have included disclosure on this topic in our proposed revised net sales disclosure documented in response to Comment 2 below.

The valuation of long-lived assets is subject to inherent uncertainty.  The uncertainty is magnified in a young, rapidly evolving industry that is consolidating and transitioning away from government support to sustainable operating models. The Company, as well as most industry observers, anticipate the industry to achieve aggressive unit volume growth in future years. The Company respectfully submits that it believes that it has included the proper transparent and early-warning disclosures surrounding this uncertainty and potential for accelerated amortization and/or impairment of its intangibles in our previous SEC filings. In the 2012 Second Quarter Form 10-Q, we also updated our risk factors as disclosed on page 33.

Based upon the above facts and information as of June 30, 2012, we propose the following updated disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations within our subsequent periodic filings for the Staff’s review, which have been made to our disclosure in our 2012 Second Quarter 10-Q for illustration purposes (proposed changes have been underlined):

IMPAIRMENT ANALYSIS

In accordance with ASC 350—Intangibles—Goodwill and Other and ASC 360—Property, Plant and Equipment, we assess the impairment of our long-lived assets including our definite-lived intangible assets, property, plant and equipment and goodwill whenever changes in events or circumstances indicate that the carrying value of such assets may not be recoverable. During each reporting period, we assess whether the following factors are present which would cause an impairment review: overall negative solar industry conditions; a significant or prolonged decrease in sales that is generated under our trademarks; loss of a significant customer or a reduction in demand for customers’ products; a significant adverse change in the extent to or manner in which we use our trademarks or proprietary technology; such assets becoming obsolete due to new technology or manufacturing processes entering the markets, or an adverse change in legal factors; and, the market capitalization of our common stock. During the first quarter of 2012, the market capitalization of our common stock declined by approximately 50%. As a result of this decline that did not appear to be temporary, we determined that a triggering event occurred requiring us to test our long-lived assets and our reporting unit for impairment as of March 31, 2012.

We valued our reporting unit with the assistance of a valuation specialist and determined that our reporting unit’s net book value exceeded its fair value as of March 31, 2012. We then performed step two of the goodwill impairment assessment, which involved calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all of our assets and liabilities other than goodwill and comparing the residual amount to the carrying amount of goodwill. We determined that the implied fair value of goodwill was lower than our carrying value and recorded a goodwill impairment of $82.5 million. We estimated the fair value of our reporting unit under the income approach using a discounted cash flow method which incorporated our cash flow projections. We also considered our market capitalization, control premiums and other valuation assumptions in reconciling the calculated fair value to the market capitalization at the assessment date. Based upon the other-than-temporary decline in our stock price and our net book value exceeding the market capitalization of our common stock during the first quarter of 2012, the market approach was given a higher weighting in determining fair value. We believe the cash flow projections and valuation assumptions used were reasonable and consistent with market participants. Inherent in our development of cash flow projections are assumptions and estimates, including those related to future earnings, growth prospects and the weighted-average cost of capital. Many of the factors used in assessing the fair value are outside our control, and these assumptions and estimates can change in future periods as a result of both our specific factors and overall economic conditions.

Prior to performing our goodwill impairment test, we first assessed our long-lived assets for impairment as of March 31, 2012. We concluded that no impairment existed as the sum of the undiscounted expected future cash flows exceeded the carrying value of our asset group which is our reporting unit ($333.4 million as of March 31, 2012) by $200.4 million. The undiscounted cash flows were derived from the same financial forecast utilized in our goodwill impairment analysis.  The key assumptions driving the undiscounted cash flows are the forecasted sales growth rate and EBITDA margin.  For this analysis, we used undiscounted cash flows reflecting a sales decline of 23% in 2012 and a sales increase of 20% and 22% in 2013 and 2014, respectively.  Subsequent to 2014, a normalized 3% annual sales growth rate was used for the remaining useful life. We estimated our EBITDA margin to range from 12% to 16%. The Company believes its recent net sales decline is temporary in nature and expects volumes to increase in 2013 and beyond based upon the factors discussed in the intangible asset section below. We believe our long-term EBITDA margin will be sustained due to increased sales volume and continued cost reductions offsetting future price reductions.

We performed sensitivity analysis to assess the remaining estimated useful lives of our intangible assets by considering the cash flows used in the step two goodwill fair value assessment and determined that respective intangible assets’ carrying balances are recoverable based on the projected cash flows for the asset group.  In addition, we performed a qualitative assessment as discussed below.

Customer Relationships

Although our recent sales performance has been negatively impacted by many of our customers losing market share and some declaring bankruptcy, we serve many of the largest module manufacturers who we have rapidly grown with. The remaining estimated useful life of this intangible asset was supported by our historical customer attrition. We expect to continue to increase our net sales to many of these customers in conjunction with anticipated long-term growth in the industry due to greater adoption of solar energy. As such, we determined that no change in useful life was required.

Proprietary Technology

We, as well as our competitors, continue to develop new encapsulant technologies. We are in the process of introducing our next generation encapsulant that possesses additional attributes such as high-light transmission and exceptional PID resistance. We are also in development of a non-EVA encapsulant. However, our recently developed products and expected innovations leverage our core technology and possess the benefits that our legacy encapsulants provide, including long-term clarity provided by our formulations and dimensional stability provided by our extrusion manufacturing process. Based upon these factors and our recent successful trade-secret defense litigation as previously disclosed, we determined that no change in useful life was required.

Trademarks

Our trademarks are well known in the solar industry due to our reputation for innovation, customer service and having encapsulants perform in the field for over 30 years.  As such, we determined that no change in useful life was required.

We did not need to test whether our long-lived assets were impaired as of June 30, 2012, as we concluded there was no significant triggering event that occurred during the second quarter of 2012 that was not already contemplated in our March 31, 2012 assessment and given the significant amount by which the undiscounted cash flows exceeded the carrying amounts of our long-lived assets. Although our sales volume continued to decline in the second quarter of 2012 and our estimated full-year 2012 net sales were revised lower, we believe that our recent product launches, customer service, quality, geographic footprint and continued focus on innovation will allow us to increase our net sales from current levels as the solar industry continues to grow, driving increased demand for modules and as a result, our encapsulants. However, the solar industry continues to evolve rapidly.  If we do not achieve anticipated sales volumes through existing and new products, retain customers, maintain pricing power in the future, or any adverse circumstances occur, certain of our long-lived assets may be subject to accelerated depreciation/amortization and/or future impairment.

Results of Operations, page 17

2.                                      We note your disclosures regarding the factors that impacted your sales during the interim periods.  We also note the recent and significant declines in sales, that began during the third quarter of 2011 and have continued and exacerbated through the second quarter of 2012.  Please revise future filings, including your next Form 10-Q, to more fully disclose and discuss this negative sales trend, including the underlying reasons for the significant declines in volumes, the specific actions you are taking to address this trend, your expectations regarding the potential impact and timing of those actions on future sales, and the risks and potential consequences if those actions are not successful.  Please also specifically address the following:

•                  Quantify your loss of market share during each period;

•                  Address the extent to which you believe the declines in volumes relate specifically to you or more generally to your industry;

•                  Explain why your legacy encapsulant’s formulations did not perform optimally with certain module manufacturers located in China, including why this apparently became more significant recently;

•                  Explain the process you are undertaking to introduce your next generation encapsulant formulation, including the expected cost and timing;

•                  Address the extent to which you believe the introduction of your next generation encapsulant formulation will result in your sales returning to or exceeding the levels you recorded in the first and second quarters of 2011; and

•                  Address the percentage of your sales where you recently renewed contracts with lower average selling prices and disclose the average length of your contracts.  Disclose and discuss the expected impact on future sales due to the recently renewed contracts.

Please provide us your proposed disclosure with your response.

The Company respectfully acknowledges the Staff’s comment. In relation to the Staff’s request to quantify our loss of market share during each period, we currently estimate our market share to approximate 10 — 15%. However, we are not able to precisely quantify our market share for a number of reasons.  First, our encapsulant competitors (Bridgestone Corporation, Hangzhou First PV Material Co., Ltd, Eastman Chemical Company, Dow Corning Corporation, Dai Nippon Printing Co., Ltd., Mitsui Chemical Group, Inc., DuPont, 3-M, etc.) are either private companies or their encapsulant business is part of a much larger publicly-traded company that does not constitute a reportable segment. As such, we have no direct, publicly available financial results from which to track our competition. Second, we sell our product in square meters, as we provide a raw material to solar module manufacturers who in turn sell their modules by the watt.  As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011, because the solar industry’s standard measurement for production volume and capacity is in watts, we convert our production volume and capacity from square meters to approximate watts based on estimated customer conversion efficiencies. As such, this calculation represents a high-level indicator and there is certainly inherent error in the units’ conversion. In addition, there is no point of sale system to track encapsulants or module installations. As many companies in the industry offer solar cells for sale to module fabricators, there is often double-counting, as both companies claim their sales in watts, but only half of those watts were actually in the form of solar modules.  Further, inventory changes in the module channel make our market share calculations extremely difficult.  Last, the industry lacks a single data source that can specify what the overall size of the current market is. It actually takes a number of months subsequent to year-end for industry experts to determine the aggregate megawatts installed during the prior year.  As such, our management team estimates our market share by determining the hypothetical amount of megawatts shipped and comparing it to the total amount of solar module megawatts installed, which is estimated by numerous industry sources such as Photon Consulting, Bloomberg, Solarbuzz and sell-side analysts who cover the solar industry.  As a result, and due to the inherent errors in estimating the size of the market, we believe it is more appropriate to provide annual market estimates in our Annual Report on Form 10-K with market share trends in our Quarterly Reports on Form 10-Q.

In relation to the Staff’s request to address the extent to which we believe the declines in volume relate specifically to the Company or more generally to our industry, we believe our disclosure specifically states that our sales volume decline is due to market share loss and it does not disclose the industry as a driver.  We have lost market share due to certain of our existing customers losing market share as well as from increased competition, including price and competitive material.

Based upon the above discussion and based on information as of June 30, 2012, we propose the following updated disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations within our subsequent periodic filings for the Staff’s review, which have been made to our disclosure in our 2012 Second Quarter 10-Q for illustration purposes (proposed changes have been underlined):

Net Sales

(Note: the previously disclosed table has been omitted for comment letter purposes, but will continue to be included in future SEC filings.)

The decrease in net sales for the three months ended June 30, 2012 compared to the corresponding period in 2011 was primarily driven by an approximate 53% decrease in sales volume combined with an approximate 21% decrease in our average selling price (“ASP”). Also, an 11% weaker Euro provided a negative impact in the foreign exchange translation of our European net sales.

The decrease in net sales for the six months ended June 30, 2012 compared to the corresponding period in 2011 was mainly due to a 47% decrease in sales volume and an approximate 22% decrease in our ASP. Also, an 8% weaker Euro provided a negative impact in the foreign exchange translation of our European net sales.

We believe the decline in volume for both the three and six months ended June 30, 2012 was the result of some of our customers losing market share to certain Chinese module manufacturers who are currently not our customers and continuing intensified competition in the encapsulant market, including pricing pressure and competitive technologies entering the marketplace.

In order to increase our market share and sales volume in the future, we must penetrate certain Tier 1 Chinese module manufacturers that are currently not our customers. We have been actively pursuing these Chinese customers; however, our legacy encapsulant formulations are highly complex and have not performed optimally with certain module manufacturers located in China due to different manufacturing processes and module components compared to our existing customer base. However, we are in the process of introducing our next generation encapsulant formulations, which we believe possess enhanced PID properties and have been specifically engineered for the manufacturing processes typically utilized in China. We have passed many internal qualification tests and expect final internal tests to be completed in the fourth quarter of 2012 and early 2013. Once internal qualification is obtained with a customer, our encapsulant must also be qualified by a third party certification body, which typically requires approximately three additional months.  The qualification process must occur with each prospective customer. The internal qualification process and timing is managed and customized by each module manufacturer.  We anticipate the cost of commercializing our next generation encapsulant to approximate $1.0 million in 2012, with minimal costs to be incurred in 2013.

We expect that demand for our encapsulant will remain soft until we receive orders from new customers for our next generation encapsulant, specifically certain Tier 1 Chinese module manufacturers. In addition to new product introductions, we have recently expanded our local sales and technical services teams in China to help generate additional sales volume.

The ASP decline was driven by price reductions granted during contract renewals with certain of our largest customers in 2012 and continued overall pricing pressure experienced by most companies in the solar supply chain. The renewed contracts accounted for approximately 55% of our consolidated net sales for the six months ended June 30, 2012 and all included price reductions. Our contracts typically run for one year and in certain cases cover two years. The contracts provide general terms and conditions, including pricing. However, the contracts are not a guarantee of business, as formal purchase orders are issued under the contracts at which time customer orders become binding.  The majority of our contract renewals occur during the first six months of the year. As such, we do not expect any significant additional ASP decline for the remainder of the year due to contract renewals. However, we may experience continual general pricing pressure consistent with many participants in the solar supply chain.

Please be advised that the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (ii)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s SEC filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would aid the review of the information provided herein, please do not hesitate to call me at (860) 758-7325.

Sincerely yours,

/s/Joseph C. Radziewicz

Joseph C. Radziewicz
Vice President and Chief Financial Officer
STR Holdings, Inc.

cc:         Robert S. Yorgensen, STR Holdings, Inc.

Barry A. Morris, STR Holdings, Inc.

Alan N. Forman, STR Holdings, Inc.